                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)



                          Cross Timbers Royalty Trust
                          ---------------------------
                               (Name of Issuer)

                         Units of Beneficial Interest
                         ----------------------------
                        (Title of Class of Securities)

                                  22757R 10 9
                                ---------------
                                (CUSIP Number)


                               Louis G. Baldwin
                             Senior Vice President
                          and Chief Financial Officer
                           Cross Timbers Oil Company
                        810 Houston Street, Suite 2000
                            Fort Worth, Texas 76102
                                (817) 870-2800
           --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               February 7, 1997
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   SCHEDULE 13D

--------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------
--------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Cross Timbers Oil Company
        -------------------------
        75-2347769
        ----------
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ X ]  b) [    ]

--------------------------------------------------------------------------------
   3)   SEC Use Only

--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        WC,  BK
        -------
--------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                          [  ]
--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        Delaware
        --------
--------------------------------------------------------------------------------
                           7)  Sole Voting Power
                               1,044,500
    Number of Shares           ---------
    Beneficially Owned    ------------------------------------------------------
    by Each Reporting      8)  Shared Voting Power
    Person With           ------------------------------------------------------
                           9)  Sole Dispositive Power
                               1,044,500
                               ---------
                          ------------------------------------------------------
                          10)  Shared Dispositive Power
--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        1,044,500
        ---------
--------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        17.4%
        -----
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         CO
        ----
--------------------------------------------------------------------------------

   SCHEDULE 13D

--------------------------------------------------------------------------------
   CUSIP No. 22757R 10 9
             -----------

--------------------------------------------------------------------------------
   1)   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Bob R. Simpson
        --------------
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        a) [ X ]  b) [    ]

--------------------------------------------------------------------------------
   3)   SEC Use Only

--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions)
        PF, OO
        ------
--------------------------------------------------------------------------------
   5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                            [  ]
--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization
        United States
        -------------
--------------------------------------------------------------------------------
                          7)  Sole Voting Power
   Number of Shares           202,800
    Beneficially Owned        -------
    by Each Reporting     ------------------------------------------------------
    Person With           8)  Shared Voting Power
                          ------------------------------------------------------
                          9)  Sole Dispositive Power
                              202,800
                              -------
                          ------------------------------------------------------
                          10)  Shared Dispositive Power
--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person
        202,800
        -------
--------------------------------------------------------------------------------
   12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)
        3.4%
        ----
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions)
         IN
        ----
--------------------------------------------------------------------------------

ONLY THE INFORMATION REPORTED FOR THE FOLLOWING ITEMS IN THIS AMENDMENT NO. 7 TO
SCHEDULE 13D ARE AMENDED FROM THE INITIAL FILING ON SCHEDULE 13D DATED OCTOBER 9, 1996 AND PRIOR AMENDMENTS THERETO (THE INITIAL SCHEDULE 13D, TOGETHER WITH ALL PRIOR AMENDMENTS, BEING REFERRED TO HEREIN AS "THE SCHEDULE 13D"). UNLESS SPECIFICALLY HEREBY AMENDED, THE INFORMATION IN THE SCHEDULE 13D REMAINS UNCHANGED. UNLESS OTHERWISE DEFINED HEREIN, ALL DEFINED TERMS USED HEREIN HAVE THE SAME MEANING AS IN THE SCHEDULE 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended as follows:

   As of February 12, 1997, the total cost of Units purchased by Cross Timbers was $14.1 million.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

     (a) As of February 12, 1997, Cross Timbers beneficially owns 1,044,500 Units or approximately 17.4% of the Issuer's outstanding Units of 6,000,000 at November 13, 1996, as reported in its Quarterly Report on Form 10-Q for its quarter ended September 30, 1996. As of February 12, 1997, Bob R. Simpson, Chairman of the Board of Directors and Chief Executive Officer of Cross Timbers, beneficially owns 202,800 Units or approximately 3.4% of the Issuer's outstanding Units.

     As of February 12, 1997, the Scott Sherman Family Limited Partnership owns 15,024 Units, or 0.3% of the Issuer's Units. Scott G. Sherman, a director of Cross Timbers, his wife and a family trust are the only limited partners of this partnership, and Scott Sherman Corp. (wholly owned by Mr. Sherman and his wife) is the sole general partner.

     As of February 12, 1997, the Cross Timbers Oil Company Employees' 401(k) Plan owns 49,240 Units, or 0.8% of the Issuer's outstanding Units.

     (b) Cross Timbers has the sole voting power and dispositive power with respect to the 1,044,500 Units it beneficially owns. Mr. Simpson has the sole voting and dispositive power with respect to the 202,800 Units he owns. As president of Scott Sherman Corp., Mr. Sherman has sole voting and dispositive power with respect to the 15,024 Units owned by the Scott Sherman Family Limited Partnership.

     (c) Schedule II, attached hereto and incorporated herein by reference, lists all transactions in the Units effected since December 20, 1996 and through February 12, 1997 by Cross Timbers or Mr. Simpson or, to the knowledge of Cross Timbers or Mr. Simpson, by any of the persons listed on Schedule I to the
Schedule 13D.

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SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                CROSS TIMBERS OIL COMPANY



Date:  February 12, 1997        By:  LOUIS G. BALDWIN
                                     -----------------------------------------
                                     Louis G. Baldwin
                                     Senior Vice President and Chief Financial
                                     Officer



                                BOB R. SIMPSON
                                -----------------------------------------
                                Bob R. Simpson

SCHEDULE II TO SCHEDULE 13D

     The following lists Unit purchases effected by Cross Timbers since December 20, 1996 and through February 12, 1997. All such purchases were open market transactions.

             Number    Price
Date         of Units  per Unit
-----------  --------  --------

  1/2/97       28,200   $15.000
  1/9/97       10,000    14.063
  1/13/97         200    13.875
  1/14/97       5,800    14.461
  2/7/97       14,500    15.000
  2/10/97      30,000    15.000

     The following lists Unit sales effected by Mr. Simpson since December 20, 1996 and through February 12, 1997. All such sales were open market transactions.


              Number    Price
Date          of Units  per Unit
------------  --------  --------

  12/27/96       1,000   $15.625
  12/30/96       9,000    15.625


     On December 20, 1996, the Cross Timbers Oil Company Employees' 401(k) Plan distributed 398 Units to an employee participant. On December 31, 1996, Mr. Sherman transferred 15,024 Units to the Scott Sherman Family Limited Partnership, of which Scott Sherman Corp. (wholly owned by Mr. Sherman and his wife) is the general partner and of which Mr. Sherman, his wife and a family trust are the only limited partners.

     To the best of Cross Timbers' and Mr. Simpson's knowledge, no other persons listed in Schedule I of the Schedule 13D have effected any Unit transactions since December 20, 1996 and through February 12, 1997.